SEP-16-2003 13:22

P.02



03052189

BB 9/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C.
SEP 0 2 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2002 (MM/DD/YY) AND ENDING 6/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perpetual Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Crimson King Dr.
(No. and Street)

Holmdel, (City) NJ (State) 07733 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy Huang (732)335-0379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue, (Address) Flushing, (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

PERPETUAL SECURITIES, INC.

(SEC File No. 8-47512)

Financial Statements and Supplemental Schedule for the Year Ended June 30, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control Structure

PERPETUAL SECURITIES, INC.

TABLE OF CONTENTS

CONTENTS	PAGE

AFFIRMATION

I, Cathy Huang, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Perpetual Securities, Inc. for the year ended June 30, 2003, are true and correct. I further affirm that neither Perpetual Securities, Inc. nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Cathy Huang 8/25/03

Cathy Huang — Date

Chief Financial Officer

Title

Sally R Kauffman

Notary Public



SALLY R KAUFFMAN
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires March 26, 2007

Sworn to and subscribed before me

this 25 day of Aug 2003


WEI
WEI & CO.,
LLP

CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
SEP - 2 2003
WASH. D.C.
188
SECTION

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL. (516) 931 5399
FAX. (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL. (202) 479 0744
FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT

Board of Directors and
Stockholders of
Perpetual Securities, Inc.

We have audited the accompanying statement of financial condition of Perpetual Securities, Inc. as of June 30, 2003, and the related statements of income, cash flow and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Perpetual Securities, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule g listed in the accompanying table of contents is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wei Wei & Co. LLP

August 26, 2003

PERPETUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$	102,555
Receivable from clearing organization		3,327
Securities - at market value *(Note 3)*:		29,133
Property and equipment,		
net of accumulated depreciation of $ 220,501 *(Notes 2 and 4)*		57,978
Deferred income taxes *(Notes 2 and 9)*		152,968
TOTAL ASSETS	$	345,961

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	3,500
Loans from stockholders (*Note 5*)		59,047
Total current liabilities		62,547
Liability subordinated to the claims of general creditors *(Note 6)*		220,000
		282,547
COMMITMENTS AND CONTINGENCIES *(Notes 6, 7, and 10)*		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value; authorized 200 shares,		
issued and outstanding 2 shares		6
Additional paid-in capital		373,137
Accumulated deficit		(309,729)
		63,414
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	345,961

See accompanying notes to financial statements.

PERPETUAL SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

REVENUES:		
Commissions	$	37,113
Interest		581
Other		3,239
TOTAL REVENUES		40,933
EXPENSES:		
Clearing fees		13,901
Communication and data processing		3,244
Trading losses, net		6,448
Commissions		22,000
Service expenses		18,599
Occupancy		59,345
Professional and consultant fees		3,855
Office supplies		15,521
Other operating expenses		33,922
TOTAL EXPENSES		176,835
Loss before income taxes		(135,902)
Benefit from income taxes *(Notes 2 and 9)*		44,678
NET LOSS	$	(91,224)

See accompanying notes to financial statements.

PERPETUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (91,224)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	24,311
Deferred income taxes	(45,133)
Decrease in receivable from clearing organization	4,904
Decrease in other assets	4,859
Decrease in accounts payable	(4,058)
Net cash (used in) operating activities	(106,341)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of securities	(27,523)
Purchase of property and equipment	(9,625)
Net cash (used in) investing activities	(37,148)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loans from stockholders	24,335
Additional paid-in capital	39,615
Net cash provided by financing activities	63,950
NET CHANGE IN CASH	(79,539)
CASH AT THE BEGINNING OF YEAR	182,094
CASH AT THE END OF YEAR	$ 102,555

See accompanying notes to financial statements.

PERPETUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS (continued)
FOR THE YEAR ENDED JUNE 30, 2003

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for interest	$	-
Cash paid for income taxes	$	455

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:

Unrealized gains on securities	$	2,423

See accompanying notes to financial statements.

PERPETUAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, July 1, 2002	$ 6	$ 333,522	$ (218,505)	$ 115,023
Additional paid-in capital	-	39,615	-	39,615
Net loss	-	-	(91,224)	(91,224)
Balance, June 30, 2003	$ 6	$ 373,137	$ (309,729)	$ 63,414

See accompanying notes to financial statements.

PERPETUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED JUNE 30, 2003

1. ORGANIZATION

Perpetual Securities, Inc. (the "Company") was incorporated in the State of New York in August 1994. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions

Securities transactions are recorded on a trade date basis. Investment banking fees and expenses are recorded on an accrual basis.

Property, equipment and depreciation

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for both financial reporting and income tax purposes.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes, at June 30, 2003 in the amount of $152,968, was recognized for operating losses that are available to offset future taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates in preparation of financial statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recorded in the statement of financial condition. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of receivable from clearing organization and securities owned. Liabilities consist of subordinated liabilities, loans from stockholders, and certain payables.

3. SECURITIES

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its securities into "Trading Securities." Trading securities are reported at market value. Unrealized gains and losses on securities are charged or credited to current earnings and are included in trading losses, net.

Securities at June 30, 2003 consist of common stocks, traded on the New York Stock Exchange, and are recorded net of unrealized losses of $52,905.

PERPETUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED JUNE 30, 2003

4. PROPERTY AND EQUIPMENT

The useful lives of property and equipment for purposes of computing depreciation are:

Furniture and fixture	5-7 years
Computer and equipment	5 years

Depreciation expense, relating to property and equipment, charged to operations for the year ended June 30, 2003 was $24,311.

5. LOANS FROM STOCKHOLDERS

Loans from stockholders, representing advances from stockholders, are non-interest bearing and due on demand.

6. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has entered into subordinated loans agreement with its stockholders in the amount of $220,000. The loans allow for prepayment of all or any part of the obligation at the option of the Company and upon receipt of prior written approval of the NASD. The loans are non-interest bearing and will mature in various years through 2006.

The agreements covering the subordinated borrowing have been approved by the NASD and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, it may not be repaid.

7. LEASES

The Company leases its office under an operating lease expiring in 2011. Future minimum rental payments under the lease are approximated as follows:

Year Ending June 30,		Annual Rental
2004	$	49,000
2005		50,000
2006		52,000
2007		53,000
Thereafter		173,000
	$	377,000

In the normal course of business, operating leases are generally renewed or replaced by other leases. Rent expense charged to operations for the year ended June 30, 2003 was $59,345.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had a net capital of $68,098, which was $63,098 in excess of its required capital.

PERPETUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED JUNE 30, 2003

9. INCOME TAXES

The provision (benefit) for income taxes for the year ended June 30, 2003 consists of the following:

State and City income taxes		455
Deferred income taxes		(45,133)
	$	(44,678)

The Company has available at June 30, 2003, unused operating loss carry-forward of approximately $461,000, expiring in various years through 2018.

10. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counterparties.

The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counterparties in the above situations.

PERPETUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934
JUNE 30, 2003

NET CAPITAL:		
Total stockholders' equity	$	63,414
Add subordinated liabilities		220,000
Total capital and allowable liabilities		283,414
Deductions and /or charges:		
Non-allowable assets		
Furniture and equipment, net		57,978
Deferred income taxes		152,968
		210,946
Net capital before haircuts on securities positions		72,468
Haircuts on securities:		
Corporate stocks		4,370
NET CAPITAL	$	68,098
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	3,500
Loans from shareholders		59,047
TOTAL AGGREGATE INDEBTEDNESS	$	62,547
COMPUTATION OF BASIC CAPITAL REQUIREMENT:		
Minimum capital required	$	5,000
Excess net capital at 1500%	$	63,098
Ratio: Aggregate indebtedness to net capital		0.92 to 1

PERPETUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934 (continued)
JUNE 30, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of June 30, 2003)

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report	$	71,098
Overstatement in non-allowable assets, furniture & equipment, net		14,686
Understatement in non-allowable assets, other assets		(45,133)
Net audit adjustments		27,447
NET CAPITAL PER ABOVE	$	68,098

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).



CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL. (516) 931 5399
FAX. (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL. (202) 479 0744
FAX. (202) 479 4218

Board of Directors and
Stockholders of
Perpetual Securities, Inc.

In planning and performing our audit of the financial statements of Perpetual Securities Inc. for the year ended June 30, 2003, on which we issued our report dated August 26, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) under the Security Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention to indicate that such conditions had not been complied with during the period. We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which



the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.

Wei Wei & Co. LLP

August 26, 2003